UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. _2_)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CYCLACEL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23254L108

(CUSIP Number)

December 1, 2006

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23254L108 Page 2 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Partners
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person IA
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 3 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Partners, L. P
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 4 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Management Partners, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person PN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 5 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero Partners, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person CO
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 6 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Jean Deleage
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 7 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

425,529

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

425,529

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 425,529 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.63% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 23254L108 Page 8 of 14 Pages
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States

EXIT FILING --- Please see Attachment A

Number Of Shares

(5)

Sole Voting Power

-0-

Beneficially Owned

By Each Reporting

(6)

Shared Voting Power

416,023

Person With

Please see Attachment A

(7)

Sole Dispositive Power

-0-

(8)

Shared Dispositive Power

416,023

Please see Attachment A

(9) Aggregate Amount Beneficially Owned By Each Reporting Person 416,023 EXIT FILING --- Please see Attachment A
(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
(11) Percent Of Class Represented By Amount In Row (11) 2.57% EXIT FILING --- Please see Attachment A
(12) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

(a)

Name of Issuer: Cyclacel Pharmaceuticals, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

150 JFK Parkway, Suite 100

Short Hills, NJ  07078

Item 2.

(a)

Name of Person Filing:

Alta Partners (“AP”)

Alta California Partners, L.P. (“ACP”)

Alta California Management Partners, L.P. (“ACMP”)

Alta Embarcadero Partners, LLC (“AEP”)

Jean Deleage (“JD”)

Garrett Gruener (“GG”)

Guy Nohra (“GN”)

 (b)

Address of Principal Business Office:

One Embarcadero Center, Suite 4050

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

AP

California

ACP

Delaware

ACMP

Delaware

AEP

California

Individuals:

JD

United States

GG

United States

GN

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  23254L108

Item 3.

Not applicable.

Item 4

Ownership.

             EXIT FILING --- Please see Attachment A

		AP	ACP	ACMP	AEP
(a)	Beneficial Ownership	425,529	425,529	425,529	425,529
(b)	Percentage of Class	2.63%	2.63%	2.63%	2.63%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-
	Shared Voting Power	425,529	425,529	425,529	425,529
	Sole Dispositive Power	-0-	-0-	-0-	-0-
	Shared Dispositive Power	425,529	425,529	425,529	425,529
		JD	GG	GN
(a)	Beneficial Ownership	425,529	425,529	416,023
(b)	Percentage of Class	2.63%	2.63%	2.57%
(c)	Sole Voting Power	-0-	-0-	-0-
	Shared Voting Power	425,529	425,529	416,023
	Sole Dispositive Power	-0-	-0-	-0-
	Shared Dispositive Power	425,529	425,529	416,023

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

December 7, 2006

Alta Partners

Alta California Partners, L.P.

By:  Alta California Management Partners, L.P.

By:   /s/ Jean Deleage

By:   /s/ Jean Deleage

Jean Deleage, President

Jean Deleage, General Partner

Alta California Management Partners, L.P.

Alta Embarcadero Partners, LLC

By:   /s/ Jean Deleage

By:   /s/ Jean Deleage

Jean Deleage, General Partner

Jean Deleage, Member

        /s/ Jean Deleage

        /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

Garrett Gruener

Exhibit A

Agreement of Joint Filing

Date:

December 7, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alta Partners

Alta California Partners, L.P.

By:  Alta California Management Partners, L.P.

By:   /s/ Jean Deleage

By:   /s/ Jean Deleage

Jean Deleage, President

Jean Deleage, General Partner

Alta California Management Partners, L.P.

Alta Embarcadero Partners, LLC

By:   /s/ Jean Deleage

By:   /s/ Jean Deleage

Jean Deleage, General Partner

Jean Deleage, Member

        /s/ Jean Deleage

        /s/ Guy Nohra

Jean Deleage

Guy Nohra

             /s/ Garrett Gruener

Garrett Gruener

EXIT FILING ----Attachment A

Alta Partners provides investment advisory services to several venture capital funds including Alta California Partners, L.P. and Alta Embarcadero Partners, LLC.

Acquisition: On March 24, 2006, Xcyte Therapies, Inc. was acquired by Cyclacel Group plc. Cyclacel Group plc changed its name to Cyclacel Pharmaceuticals, Inc. There was a 1-for-10 reverse stock split of the Common Stock.

As a result of the Acquisition and the Reverse Stock Split, Alta Partners is no longer a 5% owner of the Company: Alta California Partners, L.P. beneficially owned 111,743 shares of Common Stock and 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock). Alta Embarcadero Partners, LLC beneficially owned 2,496 shares of Common Stock and 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock).

Stock Sale: On December 1, 2006, Alta California Partners, L.P. sold 111,743 shares of Common Stock and Alta Embarcadero Partners, LLC sold 2,496 shares of Common Stock. As a result of the Stock Sale, Alta California Partners, L.P. beneficially owns 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock). Alta Embarcadero Partners, LLC beneficially owns 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock). The respective general partners and members of Alta California Partners, L.P. and Alta Embarcadero Partners, LLC exercise sole voting and investment power with respect to the shares owned by such funds.

Certain principals of Alta Partners are general partners of Alta California Management Partners, L.P. (which is a general partner of Alta California Partners, L.P.) and members of Alta Embarcadero Partners, LLC. As general partners and members of such entities, they may be deemed to share voting and investment power over the shares held by such funds. The principals of Alta Partners disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Jean Deleage is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. Thus he currently shares voting and dispositive powers over the 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and the 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein

Mr. Garrett Gruener is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.) and a member of Alta Embarcadero Partners, LLC. Thus he currently shares voting and dispositive powers over the 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P., and the 2,234 shares of Convertible Exchangeable Preferred Stock (convertible into 9,506 shares of Common Stock) beneficially owned by Alta Embarcadero Partners, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Mr. Guy Nohra is a general partner of Alta California Management Partners, L.P. (which is the general partner of Alta California Partners, L.P.). Thus he currently shares voting and dispositive powers over the 97,766 shares of Convertible Exchangeable Preferred Stock (convertible into 416,023 shares of Common Stock) beneficially owned by Alta California Partners, L.P. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners is a venture capital firm with an office in San Francisco. Alta Partners is California Corporation. Alta California Partners, L.P. is a Delaware Limited Partnership, and Alta Embarcadero Partners, LLC is a California Limited Liability Company.